Exhibit 99.1

Brenmiller Energy Ltd. Announces Closing of $4 Million Offering

ROSH HA’AYIN, Israel, January 25, 2024--(BUSINESS WIRE)--Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy”, the “Company”) (Nasdaq: BNRG), a global leader in thermal energy storage (TES), announced today the closing of its previously announced offering of 888,890 units (“Units”), with each Unit consisting of one ordinary share, no par value per share (“Ordinary Share”), of the Company (or pre-funded warrant in lieu thereof) and one warrant to purchase one Ordinary Share, at a price per Unit of $4.50, less $0.0001 for each pre-funded warrant and accompanying warrant, for aggregate gross proceeds of approximately $4.0 million before deducting placement agent fees and other offering expenses. The warrants are exercisable immediately at a price of $5.00 per share and will expire five years from the date of issuance.

The Company intends to use the net proceeds of this offering for general and administrative corporate purposes, including working capital and capital expenditures.

A.G.P./Alliance Global Partners acted as the sole placement agent for the offering.

The securities described above were offered pursuant to a registration statement on Form F-1 (File No. 333-275115) previously filed with the Securities and Exchange Commission (“SEC”), which became effective on January 22, 2024. The offering was made only by means of a prospectus forming part of the effective registration statement. An electronic copy of the final prospectus was filed with the SEC and may be obtained on the SEC’s website located at http://www.sec.gov and may also be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen™ thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen™, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on X (formerly Twitter) and LinkedIn.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses the intended use of net proceeds from the offering and the adoption of new technologies like Brenmiller’s bGen™. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s prospectus, dated January 22, 2024, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contacts

Media:

Tori Bentkover

brenmillerenergy@antennagroup.com